SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: June 8, 2017

List of materials

Documents attached hereto:

i) Press release Announcement Reschedule of the Target Closing Date for the Transfer of the Battery Business from Sony to Murata Manufacturing

June 8, 2017

Sony Corporation

Reschedule of the Target Closing Date for the Transfer of the Battery Business from Sony to Murata Manufacturing

On February 15, 2017, Murata Manufacturing Co., Ltd. ("Murata") and Sony Corporation ("Sony") issued a press release entitled “Reschedule of the Target Closing Date for the Transfer of the Battery Business from Sony to Murata Manufacturing” regarding the transfer of the battery business first announced on October 31, 2016.  In this press release, Sony and Murata announced that they aimed to complete the transfer by early July 2017, subject to required regulatory approvals and other conditions.  However, the review process for the required regulatory approvals is taking longer than expected.  As a result, Sony and Murata today announced that they are now aiming to complete the transfer by September 2017 or as soon as practicable thereafter.  The rescheduled target closing date remains subject to the receipt of the required regulatory approvals and other conditions.

The impact on Sony’s consolidated financial results due to this rescheduling is being evaluated.

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